United States securities and exchange commission logo





                           September 30, 2021

       Lucy Lu, M.D.
       President & CEO
       Avenue Therapeutics, Inc.
       1140 Avenue of the Americas, Floor 9
       New York, New York 10036

                                                        Re: Avenue
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 28,
2021
                                                            File No. 333-259850

       Dear Dr. Lu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Mark F. McElreath, Esq.